Cenovus reports solid third quarter results
Achieves strong adjusted funds flow accretion from acquisition

Calgary, Alberta (November 2, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered strong cash from operating activities and adjusted funds flow in the third quarter including three full months of solid contribution from the oil sands and Deep Basin assets acquired on May 17, 2017. To further optimize its portfolio and deleverage its balance sheet, the company has announced sale agreements for its Pelican Lake, Suffield and Palliser assets for combined gross cash proceeds of approximately $2.8 billion. Cenovus continues to target $4 billion to $5 billion of cumulative announced sale agreements in 2017. Through a continued focus on capital discipline and strong operational performance, Cenovus generated $544 million in free funds flow in the quarter.

Key highlights

- Increased third quarter cash from operating activities and adjusted funds flow by 91% and 133% respectively, compared with the same period in 2016
- Recorded a net loss of $69 million, a 73% improvement over Q3 2016
- Retired $950 million of the company's $3.6 billion asset-sale bridge facility
- Reduced planned 2017 capital spending guidance by $100 million to $1.6 billion at the midpoint with no expected impact to production in core areas. The reduced capital forecast reflects further cost and capital improvements achieved this year.

Financial & production summary			
(For the period ended September 30)	**2017 Q3**	2016 Q3	% change
Financial[1] ($ millions, except per share amounts)			
Cash from operating activities	**592**	310	91
Adjusted funds flow[2]	**982**	422	133
Per share diluted	**0.80**	0.51	
Free funds flow[2]	**544**	214	154
Operating earnings/loss[2]	**340**	-236	
Per share diluted	**0.28**	-0.28	
Net loss[3]	**-69**	-251	
Per share diluted	**-0.06**	-0.30	
Capital investment	**438**	208	111
Production (before royalties)			
Oil sands (bbls/d)	**362,494**	153,591	136
Deep Basin liquids[4] (bbls/d)	**32,864**	n/a	n/a
Conventional oil[4,5] (bbls/d)	**53,697**	54,481	-1
Total oil and liquids (bbls/d)	**449,055**	208,072	116
Deep Basin natural gas (MMcf/d)	**495**	n/a	n/a
Conventional natural gas[5] (MMcf/d)	**356**	392	-9
Total natural gas (MMcf/d)	**851**	392	117
Total production (BOE/d)	**590,851**	273,405	116

[1] Financial information includes results from discontinued operations.
[2] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.
[3] Net loss includes a non-cash after-tax loss of approximately $440 million related to the disposition of Cenovus's Pelican Lake assets.
[4] Includes natural gas liquids (NGLs).
[5] Majority of assets have been sold, have sale agreements in place or are being marketed and are presented as discontinued operations. Conventional natural gas includes 6 MMcf/d of Athabasca natural gas for Q3 2017.

Overview

In the third quarter of 2017, Cenovus continued to realize the benefits of its May 17, 2017 asset acquisition, which included taking complete ownership of its best-in-class oil sands assets in northern Alberta and adding a new core production area in the Deep Basin in Alberta and British Columbia. With a full quarter contribution from the acquired assets, the company increased cash from operating activities and adjusted funds flow by 91% and 133% respectively, free funds flow by 154% and total production by 116% compared with the third quarter of 2016.

Planned asset divestitures

As part of its strategy, the company is focused on its two core production areas - the oil sands and the Deep Basin. To further optimize its portfolio, Cenovus put its legacy conventional oil and natural gas assets up for sale in the first half of 2017. The company has successfully closed the sale of its Pelican Lake assets and used the net proceeds from the transaction to repay the first tranche and a portion of the second tranche of its $3.6 billion asset-sale bridge facility. Sale agreements have also been announced for the Suffield and Palliser assets and, upon closing, Cenovus intends to apply the net proceeds from those transactions to further reduce the bridge facility. The company is also in the final stages of an analysis of its Deep Basin assets with a view to identifying non-core properties for potential sale.

"I'm very pleased with the progress we've made so far in streamlining our portfolio and reducing near-term leverage, which remains our top priority," said Brian Ferguson, Cenovus President & Chief Executive Officer. "I believe the sale agreements reached to date and the significant interest in our Weyburn operation showcase the quality of these assets and they give me confidence that we will deliver on our 2017 divestiture target."

CEO succession plan

Mr. Ferguson is retiring as President & Chief Executive Officer and as a director of the company as of the end of today, November 2, 2017 and will continue in an advisory role reporting to the Board Chair until March 31, 2018 to facilitate the leadership transition. As announced on October 30, 2017, Cenovus is pleased to introduce Alex Pourbaix as President & Chief Executive Officer beginning on November 6, 2017.

Financial performance

During the third quarter, Cenovus generated adjusted funds flow of $982 million or $0.80 per share compared with $422 million or $0.51 per share in the same period a year earlier. This was mostly due to higher liquids and natural gas sales volumes, higher realized liquids pricing as well as higher average benchmark crack spreads compared with 2016. The increase in adjusted funds flow was partially offset by realized foreign exchange losses on working capital, a rise in finance costs primarily associated with additional debt incurred to finance the acquisition and higher general and administrative (G&A) costs.

Third quarter cash from operating activities was $592 million, compared with $310 million in the same period in 2016. The company's combined upstream portfolio generated operating margin net of capital investment of $626 million in the third quarter, including a full three months of contribution from the acquired assets. Cenovus had third quarter free funds flow of $544 million compared with $214 million in the same period of 2016. Year to date,

Cenovus has generated over $1 billion of free funds flow, even with the benchmark price of West Texas Intermediate (WTI) crude oil averaging less than US$50.00 per barrel.

Net loss was $69 million during the third quarter, compared with a loss of $251 million in the same period in 2016. The net loss includes a non-cash after-tax loss of approximately $440 million related to the disposition of Cenovus's Pelican Lake assets. Operating earnings were $340 million in the third quarter, compared with a loss of $236 million in the same period in 2016.

Hedging

Concurrent with its asset sale processes and to further support the company's financial resilience while the balance of the asset-sale bridge loan remains outstanding, Cenovus has accelerated its hedging program and has hedged a greater percentage of forecast liquids and natural gas volumes. As of October 25, 2017, the company had crude oil hedges in place on 249,000 barrels per day (bbls/d) for the remainder of this year at an average floor price of approximately US$50.72/bbl. The company also had 325,000 bbls/d hedged for the first half of 2018 with an average floor price of approximately US$50.09/bbl and 150,000 bbls/d with an average floor price of approximately US$49.16/bbl for the second half of 2018. As of October 25, 2017 Cenovus had natural gas hedges in place at an average New York Mercantile Exchange (NYMEX) price of approximately US$3.07 per million British thermal units per day (MMBtu/d) on 202,000 MMBtu/d for the remainder of 2017. Cenovus's 2018 hedging activity is weighted towards the first half of the year and focused on providing downside price protection. The company expects to get back to a more normalized level of hedging subsequent to the completion of its asset sale program.

Current hedge positions for 2017		
Hedges at October 25, 2017	**Volume**	**Price**
Crude – Brent Fixed Price October - December	144,000 bbls/d	US$51.23/bbl
Crude – WTI Collars October - December	50,000 bbls/d	US$44.84/bbl - US$56.47/bbl
Crude – Brent Put Contracts October - December	55,000 bbls/d	US$53.00/bbl
Crude – Brent - **WTI Spread** October - December	50,000 bbls/d	US$(1.88)/bbl
Natural Gas – NYMEX Fixed Price October - December	~202,000 MMBtu/d	~US$3.07/MMBtu

Current hedge positions for 2018		
Hedges at October 25, 2017	**Volume**	**Price**
Crude – Brent Collars January - June	80,000 bbls/d	US$49.54/bbl - US$59.86/bbl
Crude – Brent Fixed Price January - June	60,000 bbls/d	US$53.34/bbl
Crude – Brent Put Contracts January - June	25,000 bbls/d	US$53.00/bbl
Crude – WTI Collars January - June	10,000 bbls/d	US$45.30/bbl - US$62.77/bbl

Crude – WTI Fixed Price January - June	150,000 bbls/d	US$48.91/bbl
Crude – WCS Differential January - June	~25,200 bbls/d	~US$(13.92)/bbl
Crude – WTI Fixed Price July - December	75,000 bbls/d	US$49.32/bbl
Crude – Brent Collars July - December	75,000 bbls/d	US$49.00/bbl - US$59.69/bbl
Crude – WCS Differential July - December	~9,600 bbls/d	~US$(14.48)/bbl

Continued cost leadership & capital discipline

Since 2014, Cenovus has achieved significant cost reductions across its business, including reducing its per-barrel oil sands non-fuel operating costs by more than 30% and its per-barrel oil sands sustaining capital costs by 50%. As part of its continued focus on cost leadership, the company is committed to achieving an additional $1 billion of cumulative capital, operating and G&A cost reductions over the next three years.

To reflect the expected ongoing cost savings and efficiency improvements in its base business as well as the company's continued focus on capital discipline, Cenovus has further updated its capital spending guidance for 2017. Compared with the company's July 26, 2017 guidance, total planned capital expenditures this year have been reduced by another $100 million at the midpoint, with no expected impact to forecast production volumes for Cenovus's core areas in the oil sands and Deep Basin. The majority of the reduced capital spending forecast relates to continued improvements in drilling performance, development planning and optimized scheduling of well start-ups at Cenovus's oil sands operations. Updated guidance is available at cenovus.com under Investors.

Cenovus plans to take a disciplined approach to capital investment for 2018, prioritizing near-term debt reduction and increased free funds flow over production growth. The company intends to provide its 2018 budget overview later this year.

Operating highlights

Oil sands

Production at Cenovus's Christina Lake and Foster Creek oil sands operations rose to 362,494 bbls/d in the third quarter of 2017, an increase of 136% from the same period a year ago. The increase was mainly due to the acquisition and to incremental volumes from Foster Creek phase G and Christina Lake phase F, both of which began producing in the second half of 2016. Production at Foster Creek was impacted by temporary treating issues during the month of August, which are routinely encountered with the start-up of new sustaining well pads. Volumes recovered through September and the project continues to be on track to meet full-year production guidance.

At Foster Creek, the steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.5 in the third quarter of 2017, compared with 2.6 in the same period of 2016. At Christina Lake, the SOR was 1.8 in the third quarter of 2017, compared with 1.9 a year earlier.

Construction at Christina Lake phase G resumed in the first quarter of 2017, and activity has increased through the third quarter. The expansion, which is expected to be completed with go-forward capital investment of between $16,000 and $18,000 per flowing barrel, is anticipated to begin production in the second half of 2019.

Deep Basin
Integration of the company's newly acquired Deep Basin assets has gone according to plan and the company is pleased with the execution of its capital program to date. Production from the Deep Basin averaged 115,301 barrels of oil equivalent per day (BOE/d), in line with the company's expectations. Cenovus continues to take a disciplined approach to development, with plans to peak at seven active rigs and drill 28 wells across the Deep Basin by year-end.

Downstream
Operating margin from refining and marketing was $211 million in the quarter, compared with $68 million in the same period of 2016. The increase was largely the result of higher average market crack spreads, partially offset by narrower light-heavy oil differentials and the appreciating value of the Canadian dollar. The company's refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating margin from refining and marketing would have been $9 million lower in the quarter. In the third quarter of 2016, operating margin would have been $33 million higher on a LIFO reporting basis.

Other developments

For the fourth quarter of 2017, the Board of Directors has declared a dividend of $0.05 per share, payable on December 29, 2017 to common shareholders of record as of December 15, 2017. Based on the November 1, 2017 closing share price on the Toronto Stock Exchange of $13.01, this represents an annualized yield of about 1.5%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, November 2, 2017, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Oil and Gas Information

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. Readers should not consider these measures in isolation or as a substitute for analysis of Cenovus's results as reported under IFRS. These measures are defined differently by different companies in the oil and gas industry and may not be comparable to similar measures presented by other issuers.

Adjusted Funds Flow is used in the oil and gas industry to assist in measuring a company's ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents, risk management, the contingent payment and asset liabilities held for sale.

Free Funds Flow is defined as Adjusted Funds Flow less capital investment.

Operating earnings (Loss) is a non-GAAP measure used to provide a consistent measure of the comparability of Cenovus's underlying financial performance between periods by removing non-operating items. Operating Earnings (Loss) is defined as Earnings (Loss) Before Income Tax excluding gain (loss) on discontinuance, revaluation gain, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on Operating Earnings (Loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents.

Operating Margin is an additional subtotal found in Note 1 and Note 8 of the Consolidated Financial Statements and is used to provide a consistent measure of the cash generating performance of Cenovus's assets for comparability of its underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Margin.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as "anticipate", "committed", "can be", "could", "estimate", "expect", "focus", "forecast", "forward", "may", "on track" "outlook", "plan", "position", "potential", "priority", "project", "should", "strategy", "target", "will" or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules, including expected oil sands expansion phases; projections for the remainder of 2017 and 2018 and the company's related plans and strategies; development plans; forecast operating and financial results; priorities for 2018 capital investment decisions; planned capital expenditures, including the amount and timing thereof; expected future production; forecast cost savings and sustainability thereof; planned and potential asset sales and related targets, including expected timelines, targeted proceeds and anticipated use of proceeds; and hedging strategy, including expected impacts thereof. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: forecast oil and natural gas prices and other assumptions inherent in Cenovus's 2017 guidance, available at cenovus.com under Investors; projected capital investment levels, the flexibility of Cenovus's capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; Cenovus's ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; Cenovus's ability to generate sufficient cash flow to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; achievement of expected impacts of the acquisition; successful integration of the Deep Basin Assets; Cenovus's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; Cenovus's ability to access sufficient capital to pursue its development plans; Cenovus's ability to complete planned and potential asset sales, including with desired transaction metrics and within the timelines it expects; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in current guidance set out below; expected impacts of the contingent payment to ConocoPhillips, including alignment of realized Western Canadian Select ("WCS") prices and WCS prices used to calculate the contingent payment; Cenovus's projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof; Cenovus's ability to access and implement all technology necessary to achieve expected future results; Cenovus's ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2017 guidance, as updated November 1, 2017, assumes: Brent prices of US$53.50/bbl, WTI prices of US$50.00/bbl; WCS of US$38.25/bbl; NYMEX natural gas prices of US$3.15/MMBtu; AECO natural gas prices of $2.40/GJ; Chicago 3-2-1 crack spread of US$15.50/bbl; and an exchange rate of $0.78 US$/C$.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and forward-looking metrics in this news release, in addition to the generally applicable assumptions described above, do not include or account for the effects or impacts of planned asset sales.

The risk factors and uncertainties that could cause actual results to differ materially, include: possible failure by Cenovus to realize the anticipated benefits of and synergies from the acquisition; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate Cenovus's assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the effectiveness of Cenovus's risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of Cenovus's liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; market competition, including from alternative energy sources; risks inherent in marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of Cenovus's crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; Cenovus's ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus's dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources, future production and future net revenue estimates; Cenovus's ability to replace and expand oil and gas reserves; Cenovus's ability to maintain its relationship with its partners and to successfully manage and operate its integrated business; reliability of Cenovus's assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus's business; risks associated with climate change; the timing and the costs of well and pipeline construction; Cenovus's ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus's ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus's business, financial results and consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates or supplies; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. For a full discussion of material risk factors, see "Risk Factors" in Cenovus's Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016, available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com, and the updates under "Risk Management" in Cenovus's most recently filed Management's Discussion and Analysis (MD&A).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.
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CENOVUS CONTACTS:

Investor Relations
Kam Sandhar
Vice-President, Investor Relations & Corporate Development
403-766-5883

Steven Murray
Manager, Investor Relations
403-766-3382

Graham Ingram
Investor Relations
403-766-2849

Michelle Cheyne
Investor Relations
403-766-2584

Media
Brett Harris
Manager, External Communications
403-766-3420

Media Relations general line
403-766-7751